EX-99.B-77D(a)

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

IVY FUNDS

Supplement dated February 26, 2018 to the

Ivy Funds Prospectus

dated July 5, 2017

as supplemented July 14, 2017, August 10, 2017, August 18, 2017, September 18, 2017, September 29, 2017,

November 17, 2017, November 22, 2017, November 28, 2017, December 29, 2017, January 12, 2018 and February 6, 2018

Ivy Science and Technology Fund Non-Diversification Proposal

The Board of Trustees of Ivy Funds has determined that it is in the best interest of the Ivy Science and Technology Fund (Science and Technology Fund) and its shareholders to change the status of the Science and Technology Fund from “diversified” to “non-diversified,” as such term is defined in the Investment Company Act of 1940. A meeting of shareholders of record of the Science and Technology Fund as of February 9, 2018 has been called for April 13, 2018 to consider the approval of the change in the Science and Technology Fund’s diversification status. If shareholders approve the proposal, the Science and Technology Fund is expected to begin operating as a non-diversified fund on April 30, 2018. Informational materials about the proposal were mailed to shareholders on or about February 16, 2018.